Exhibit 99.2

POET

TECHNOLOGIES INC.

Management’s Discussion

and Analysis

For the Three and Nine Months Ended September 30, 2016

POET Technologies Inc. Suite 1107 – 120 Eglinton Avenue East Toronto, Ontario, Canada M4P 1E2 Tel: (416) 368-9411 Fax: (416) 322-5075

Management’s Discussion and Analysis

For Nine Months Ended September 30, 2016

The following discussion and analysis of the operations, results, and financial position of POET Technologies Inc., (the “Company”) for the nine months ended September 30, 2016 (the “Period”) should be read in conjunction with the Company’s condensed unaudited consolidated financial statements for the period ended September 30, 2016 and the Company’s audited consolidated financial statements for the year ended December 31, 2015 and the related notes thereto where applicable both of which were prepared in accordance with International Financial Reporting Standards (“IFRS”). The effective date of this report is November 28, 2016. All financial figures are in United States dollars (“USD”) unless otherwise indicated. The abbreviation “U.S.” used throughout refers to the United States of America.

Forward-Looking Statements

This management discussion and analysis contains forward-looking statements that involve risks and uncertainties. It uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, and other similar expressions to identify forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the early stage of the Company’s development and the possibility that future development of the Company’s technology and business will not be consistent with management’s expectations, difficulties in achieving commercial production or interruptions in such production if achieved, inherent risks of operating a manufacturing facility, including risks associated with supplier delays, factory uptime, inventory management and other operating uncertainties, the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, the uncertainty of profitability and failure to obtain adequate financing on a timely basis. The Company undertakes no obligation to update forward-looking statements if circumstances or Management’s estimates or opinions should change, except to the extent required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

The Company is incorporated under the laws of the Province of Ontario. The Company’s shares trade under the symbol “PTK” on the TSX Venture Exchange in Canada and under the symbol “POETF” on the OTCQX in the U.S.

BUSINESS

Overview

We are an advanced semiconductor development and manufacturing company positioned to disrupt the market for integrated photonics. Our definition of “integrated photonics” goes beyond the conventional approach to integration in the markets for optical data communication and other applications. Instead of combining multiple discrete devices into a single package, our technology creates the potential of a single, monolithic semiconductor chip that has all the elements needed to communicate data at the speed of light, but at the cost of copper. We believe we are the only company that has demonstrated the capability to cost effectively integrate multiple electronic and optical functions on a single chip. A single chip solution is not only the lowest cost approach to photonic integration, it has the added benefits of low power consumption and smaller size, all by a factor of 2X to 10X compared to conventional solutions. The added benefits of lower power and smaller size open up entirely new markets for photonic applications, including in mobile devices and even on-board chip-to-chip data transfer (“inside the box”).

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Our technology is designed to create a platform or “photonic engine” that integrates functions that have previously never been integrated into the same device. By doing so, we believe we can capture the value associated with those discrete devices, such as lasers, detectors and multiplexers, disrupting the market for conventional solutions and creating new and expanded applications for our photonic engine. Our vision for the company is to become the global leader in integrated photonics solutions by deploying our photonic engine along with other breakthrough innovations into a wide variety of vertical market applications.

After a period of device design, development and testing, we successfully transferred our proprietary technology from the lab to the fab in a series of steps undertaken over the past 18 months. As we moved into a manufacturing environment and demonstrated the scalability of our manufacturing process, we also took decisive steps to bring the technology closer to commercialization. Our recent acquisition of DenseLight Semiconductor Pte. Ltd. (“DenseLight”) based in Singapore, provided a full-scale photonics manufacturing facility, a large photonics customer base, and a team of highly skilled photonics engineers and management team members. We acquired a business that has the potential to grow sales rapidly with existing and new photonics products. DenseLight is also primed to assimilate our photonics engine and other advanced technology into its existing commercial channels as prototypes for specific products are developed and made available to customers.

As we enter the product development phase for the photonic engine technology, we will now be focusing our efforts on meeting specifications for targeted photonic products, starting with active optical cables for the data communications market. Product development activities are iterative, and include optimization of designs, testing the manufacturability and reliability of prototypes, and demonstrating required scalability and cost parameters. We expect that the product development phase for the POET technology will comprise the majority of the coming 2017 calendar year, with initial commercial revenues for our photonic engines expected in calendar 2018.

Our DenseLight subsidiary is recognized worldwide for its technological innovations in high performance semiconductor infrared super-luminescent light sources and lasers, with a proven track record in deployed applications. With a base of revenue derived from existing customers, we are now designing, manufacturing and delivering leading photonic optical light source products and solutions to the communications, medical, instrumentation and industrial industries. Our plan is to introduce new products to the DenseLight customer base, incorporating intellectual property and know-how acquired from our other acquisition, BB Photonics. In support of our technology development, DenseLight was recently approved for a grant from the Economic Development Board (“EDB”) of Singapore.

We are driving current development and growth for the company around three verticals – Data Communications, Sensing and Displays. For each of these markets, we continue to develop what we believe is an unrivaled optoelectronic device and process platform that enables low power, minimized size and component cost for smart components. Our goal in data communications is to provide data management at the speed of light and the cost of copper.

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For the first nine months of calendar 2016, our revenues were $1,438,286, covering approximately 5 months of our ownership of the DenseLight subsidiary. Gross margins for this period were 40%. We had no revenues in the comparable period in 2015. Our net loss from operations for the first nine months of calendar 2016 were $9,637,725, compared to a net loss of $8,432,973 in the comparable period in 2015. Our top 10 customers comprised approximately 70% of our revenues.

Industry Background

The two target markets in which we currently sell or plan to sell products in the near term are photonic sensing and data communications. The overall photonics market is forecasted to grow 8% to 12% CAGR now through 2021, reaching an estimated $54 billion.1 This market includes Photonic Sensing, which includes devices for test and measurement, navigation, LIDAR systems, etc., and data communications, which includes both telecom applications and optical communications, especially within Internet data centers.

The Photonics Sensing Market2 represents a Total Available Market (“TAM”) of approximately $23 billion, and is comprised of the following segments: 1) Test & Measurement (TAM: $10B), which includes monitoring equipment for communication, components and material testing, as well as sensing equipment such as distributed temperature and strain measurement; 2) Structural Health Monitoring (TAM: $6 billion), which includes devices to monitor the power grid, and fiber optic-based sensors in rail lines, nuclear facilities, etc.; 3) Guidance and Navigation (TAM: $4.5 billion), which includes navigational guidance systems, gyrocompasses, and optical-based systems for navigating self-driving automobiles; and 4) Medical and Health Care (TAM: $2.5 billion), which includes devices for non-invasive blood glucose monitoring, pulse-ox devices, and ophthalmic examination. These are all high growth markets addressed by the current and expected new products from our DenseLight subsidiary.

The growth of the overall data communications market, forecasted at a 25% CAGR over the period 2014 to 20193 is being driven by cloud data centers, which are experiencing a forecasted CAGR of 33% over the period 2014 to 2019, compared to the growth of traditional data centers at only a 5% CAGR. This new phase of hyper network growth is the result of many factors, including the “Internet of Things”, smartphone use, video on the Internet and social networking. Consumer demand for data requires both data storage and data communications at higher speeds. As a result, data center operators are increasing the size and scale of facilities and demanding higher data transmission rates from suppliers. Within data centers, data communications over distances of up to 2 kilometers have already been transitioned from inherently lower speed copper cable to optical fibers. However, short reach communications, either rack to rack or within the rack, are only now being converted from copper to optical cables, and those are requiring increased speeds of up to 100 gigabits per second. We believe that POET is well positioned to address the high volume short reach market within data centers, by providing an active optical cable driven by our integrated optical engine. Ultimately, we believe we can address the “very short reach” segment of the market in which data communications board-to-board or even chip-to-chip can be achieved with our products, due to their speed, low power consumption and small size.

1 MarketsandMarkets, “Photonics Market by Application – Global Forecasts to 2012,September 2016.

2 Global Market Insights, “Optical Sensors Market Size, by Product, Forecast 2016 – 2024, August 2016.

3 Cisco Global Cloud Index, 2014-2019; LightCounting market Research “High-Speed Datacernter Optical Interconnects”, June 2015

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An additional problem faced by data centers today is an excruciating pain point in terms of power. Energy management costs for US data centers alone had approached US$9 billion in 2013 according to the National Resources Defense Council and are forecast to rise to $13.7 Billion by 2020. Each watt of heat that does not have to be rejected from the rack could be worth savings in outright direct energy but also in indirect energy related to cooling costs. A single copper direct attach cable consumes about 3W of power per end. For example a single mega-data center with between 10,000-100,000 servers has a rough estimate of potentially 100,000 copper links. If you can save 5W of power per copper link used in this one data center, this can easily translate into 500 Kilowatts of saved energy translating into significant savings in operating expenses for a single mega data center. We believe data communications are primed for an integrated optoelectronic device and process platform that can enable low power, minimized size and component cost. This is the first opportunity that POET is targeting to address, with its patented process that integrates digital, high-speed analog and optical devices on the same chip. We believe that the process can enable managing data at the speed of light and the cost of copper.

Through our DenseLight subsidiary, we provide discrete and integrated lasing and receiving solutions, for data centers as well as for Fiber To The Home or X (FTTX) applications. The FTTX market generally refers to the Passive Optical Networks, or PONs, that telecommunications service providers deploy. The most commonly deployed PON technology is Gigabit PON, or GPON, which delivers up to 2.5 gigabits per second (Gbps) of data, but due to the splitting of the bandwidth among multiple users, the actual bandwidth delivered to an individual subscriber is far less than 2.5 Gbps. One approach that does support true 1 Gbps service to the home is wavelength division multiplexing PON, or WDMPON, a technology that enables the transmission of multiple wavelengths of data over a single fiber optic strand. DenseLight currently provides discrete devices for this application.

Our Strategy

Our vision for the company is to become the global leader in integrated photonics solutions by deploying our photonic engine along with other breakthrough photonic innovations into a wide variety of vertical market applications. Our strategy includes the following key elements:

· Continue our transition from an R&D company to a commercial enterprise based on products and solutions. We intend to grow revenues of current products offered by our DenseLight subsidiary, develop new discrete and integrated products based on innovations we have developed internally or acquired, and exploit DenseLight’s existing manufacturing and sales capabilities in order to introduce our integrated POET optical engine once it is fully productized.

· Initiate product development cycles for the POET optical engine. Now that we have completed the process of transitioning the technology out of the lab to the fab, we intend to begin product development. This is an iterative process, and includes optimization of designs, testing the manufacturability and reliability of prototypes, and demonstrating required scalability and cost parameters.

· Pursue multiple potential sources of non-product revenue. In addition to product sales, we will pursue Non-Recurring Engineering (“NRE”) revenues from end-use customers and/or from foundry operations. Over time, we expect to transfer our technology, under foundry licensing arrangements, to strategic partners in particular vertical markets and to enable second source product licensing for high volume applications and eventually chipset royalties.

· Continue to invest in our capabilities and infrastructure. We intend to continue to invest in new products, new technology and our production infrastructure and facilities to maintain and strengthen our competitive position. Our R&D programs in Singapore are supported by the Singapore Economic Development Board, whose support will help to defer the costs associated with bringing innovative new products to market.

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· Selectively pursue other opportunities that leverage our existing expertise. Our expertise in designing and manufacturing photonics devices, both discrete and integrated, positions us well to pursue applications in high growth markets and our Singapore operation is ideally located to support customers in Asia, where much of the growth is occurring.

· Pursue complementary strategic alliance or acquisition opportunities. We intend to evaluate and selectively pursue strategic alliances or acquisition opportunities that we believe will accelerate our penetration of specific applications or vertical markets with our technology or products.

Our Technology

Prior to our recent acquisitions of DenseLight and BB Photonics and since, we have been focused on a new process for making devices using gallium arsenide as the substrate for wafers instead of silicon. Gallium arsenide has a number of advantages over silicon, including faster speeds and lower energy consumption. But for POET, the real driver is the fact that gallium arsenide is the most suitable substrate for integrating electronics and optics onto a chip, predominantly for short reach applications. Optical connections are much faster and more efficient than copper for transferring data within and to/from a chip.

We continue to develop gallium arsenide-based processes having several potential applications, including: (i) infrared sensor arrays for defense as well as domestic monitoring and imaging applications, (ii) the unique combination of analog, mixed-signal, digital and optical functions on a single chip for use in high volume short reach and very short reach data communication transceivers and (iii) exploring the use of POET’s unique VCSEL technology as smart pixels for augmented reality display applications. We believe that the POET process has the potential to fundamentally alter the landscape of optical data communications for a broad range of applications by offering unique integrated optical and electronic components with dramatically lower solutions cost, as well as increased density, reliability and lower power consumption.

With an immediate view to commercializing the POET platform, the management team is focused on exploiting existing high growth markets where the disruptive value of POET’s intellectual property provides sustained competitive differentiation.

Our Products

The POET platform may provide the following advantages to the industry:

•	Up to 10X power savings improvement over existing copper technologies (especially for high speed data communication links)

•	Up to 5X cost improvement over existing optical component solutions

•	Performance and Power of optical solutions at the price points competitive to that of copper, thus potentially accelerating a transition to optical communications from cumbersome copper links

•	Flexible and integrated solution that can be applied to virtually any technical application that commands an optical IO for high bandwidth, including chip to chip communications, on-board optics and on-chip optical communications

With the addition of DenseLight, the Company’s product portfolio and roadmap currently includes Indium phosphide-based photonic products such as:

•	Broadband Super-Luminescent LEDs (Light Emitting Diodes)
•	Narrow Linewidth Lasers
•	DFB (Distributed Feedback) Lasers for Data Communications

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•	100Gbs ROSA (Receiver Optical Sub-Assemblies) and TOSA (Transmitter Optical Sub-Assemblies) for 100G Transceivers
•	High Power ELEDs (Edge Emitting Light Emitting Diodes)
•	CWDM (Coarse Wavelength Division Multiplexing) Laser Arrays

Through the acquisition of BB Photonics, we now have the potential to develop photonic integrated components for high-speed data networks. This technology platform can then be applied across a range of material systems to have the potential to enable both routing and optical to electronic conversion. The technology is applicable to wavelength multiplexing and de-multiplexing as well as signal routing in both vertical and horizontal directions. The initial device application for the platform is a photonic integrated circuit for the 100Gbit Ethernet market. With photonic integration there is the potential to enable lower cost, higher speed and smaller footprint for 100G transceivers.

The acquisition of BB Photonics is expected to accelerate the introduction of POET’s first 100Gbps products. More specifically, the Company expects to offer 25Gbps receiver solutions in 2017.

Intellectual Property

We have 58 issued patents and patents pending related to the semiconductor Planar Opto-Electronic Technology (“POET”), including 26 related to device structures, 14 to the underlying technology, 11 related to application and 7 to process. We believe these patents provide a significant barrier to entry against competition, along with trade secrets and know-how acquired from DenseLight and BB Photonics. Currently, we are working on the design of compound semiconductor devices, processes, and products for data communication applications in the consumer, data center and high performance computing segments. The POET platform, along with acquired technology will enable applications in adjacent markets, including industrial and consumer mobility.

Fabrication and Assembly Capabilities

We provide one-stop design and manufacturing solutions, from photonics design and simulation, epitaxial growth, wafer fabrication, chip production, in-line optical coating, sub-mounting, photonic measurements, product tests and screening. We are operationally ready for responsive prototyping and quality production. The 50,000 sq. ft. purpose-built facility in Singapore houses its R&D, product design and manufacturing operations under one roof. Its 15,000 sq. ft. clean room is fully equipped for enabling vertically integrated volume manufacturing, from wafer fabrication to test and packaging. We are ISO9001 certified in Singapore processing Indium Phosphide (InP) and Gallium Arsenide (GaAs) based optoelectronic devices and photonic integrated circuits through our in-house wafer fabrication and assembly & test facilities.

We have an experienced team with deep know-how in GaAs and InP semiconductors wafer processing. Together with its operationally ready manufacturing and photonics design center, various ODM and design-in programs can be supported for both discrete and integrated optical components.

Significant Events and Milestones During 2016

In 2016, we continued to execute on our stated strategic plan. We achieved the following significant milestones in 2016:

1)	On March 22, 2016, the Company and the Institute of Micro Electronics Engineering, a Singapore Agency for Science, Technology and Research launched a joint 18-month development initiative for smart pixel applications. The project is designed to adapt the POET platform to potential applications in smart pixel technology for the burgeoning augmented reality market.

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2)	On April 4, 2016, the Company announced the following:

a.	The Company demonstrated a resonant cavity detector fabricated at the Company’s foundry supplier with performance that exceeds best in class.

b.	The Company successfully validated its process transfer to a 6-inch high volume production foundry.

c.	Due to health reasons, Dr. Geoff Taylor, the founder of the POET process, announced his retirement, effective April 30, 2016.

3)	On May 11, 2016 the Company acquired all the issued and outstanding shares of DenseLight Semiconductor Pte. Ltd. in an all stock acquisition for $10,500,000 satisfied through the issuance of 13,611,150 common shares. If DenseLight’s revenue meets or exceeds a certain target for 2016, the sellers will be entitled to receive an additional $1,000,000 worth of common shares from the Company.

4)	On May 17, 2016, the Company hosted its first investor day conference in Toronto. The conference was well received with 140 participants physically attending and another 600 connected via teleconference or online to watch the live web-cast.

5)	On June 22, 2016, the Company acquired all the issued and outstanding shares of BB Photonics, a New Jersey company and its subsidiary BB Photonics UK Ltd, collectively BB Photonics, a designer of integrated photonic solutions for the data communications market for consideration of $1,550,000. The all stock purchase was accomplished with the issuance of 1,996,090 common share of the Company at a price of $0.777 per share.

6)	On August 10, 2016, the Company announced that it had achieved a milestone of its demonstration of functional Hetero-junction Field Effect Transistors (HFETs) down to 250nm effective gate lengths on the same proprietary epitaxy and utilizing the same integrated process sequence that was previously used to demonstrate high performance detectors. This was the most recent step to integrate a detector, HFET and laser together into a single chip.

7)	On October 12, 2016, the Company announced that it had entered into a long-term agreement to supply superluminescent diode (SLED) products to Luxmux Technology Corporation, a Canada-based company and developer of “miniaturized photonics solutions” that enable next-generation light sensing systems.

8)	On October 17, 2016, the Company announced the appointment of Mr. Thomas Mika as CFO of the Company. Mr. Mika replaced Mr. Kevin Barnes as CFO. Mr. Barnes has been appointed as corporate controller and Company Treasurer.

9)	On October 19, 2016, the Company announced that it had entered into an agreement with Singapore’s Economic Development Board (EDB) to expand the Company’s research and development operations in Singapore. Under this agreement, the Company is eligible to receive support up to a maximum of S$10.7 million (US$7.7 million) over five years subject to certain expenditure, capital acquisition and head count thresholds.

10)	On October 28, 2016, the Company announced the completion of a public offering of 34,800,000 units at a price of US$0.27 (CA$0.36) for gross proceeds of US$9,349,254 (CA$12,528,000). Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase common shares of the Company at a price of US$0.39 (CA$0.52) up to five years from the date of closing.

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Summary of Quarterly Results

Following are the highlights of financial data of the Company for the most recently completed eight quarters which have been derived from the Company’s consolidated financial statements prepared in accordance with IFRS:

	Sep.30/16	Jun.30/16	Mar. 31/16	Dec. 31/15	Sep. 30/15	Jun. 30/15	Mar. 31/15	Dec. 31/14
Sales	$861,545	$576,741	$-	$-	$-	$-	$-	$-
Cost of sales	453,626	409,965	-	-	-	-	-	-
Research and development	447,019	437,599	530,469	932,618	767,124	715,732	564,602	457,470
Depreciation and amortization	550,420	239,958	87,844	83,526	82,022	79,587	74,728	70,222
Professional fees	207,220	272,287	140,200	225,118	110,389	353,892	122,716	134,339
Wages and benefits	811,035	1,192,887	483,169	414,857	423,214	269,015	198,965	578,071
Management and consulting fees	230,352	172,401	157,805	156,154	160,303	168,700	180,614	140,040
Stock-based compensation (1)	1,019,970	887,990	1,259,051	1,491,713	1,621,751	1,110,758	593,898	1,044,330
General expenses and rent	373,528	417,224	260,764	353,399	285,802	241,088	364,316	204,857
Impairment and other loss	-	-	80,453	-	-	-	-	-
Change in fair values	(283,130)	-	-	-	-	-	-	-
Other (income), including interest	(11,473)	(14,950)	(20,802)	(20,188)	(18,979)	(22,793)	(14,471)	-
Net loss before taxes	$2,937,022	$3,438,620	$2,978,953	$3,637,197	$3,431,626	$2,915,979	$2,085,368	$2,629,329
(1)	Stock based compensation allocated between General and Administrative and Research and Development issuances is combined for MD&A purposes. For financial statement presentation purposes, stock based compensation is split between General and Administrative & Research and Development.

Explanation of Quarterly Results for the three months ended September 30, 2016 ("Q3 2016")

Net loss before taxes for Q3 2016, includes the operations of DenseLight and BB Photonics, while the loss for the three months ended September 30, 2015 (“Q3 2015”) reflected the operations of the Company without those subsidiaries which were both acquired in Q2 2016. The loss before taxes for the period was $2,937,022 as compared to a loss before taxes of $3,431,626 in Q3 2015. The following discusses the significant variances between Q3 2016 and Q3 2015.

During Q3 2016, the Company reported sales of $861,545 and gross margin of $407,919 or 47%. Due to the accounting rules relating to acquisitions, gross margin is lower than what would have been reported without related adjustments required under the rules. Finished goods inventory is carried at fair value on the date of acquisition, accordingly, finished goods inventory was written up by $84,654, this resulted in increased cost of sales and effectively lowered gross margin related to inventory sold that was held on the acquisition date. This fair value inventory adjustment effect for Q3 was $32,507. Gross margin will continue to be affected by the aforementioned write up until all of the related finished goods inventory is sold. Adjusted gross margin for Q3 2016 was 51%. Adjusted gross margin normalizes gross margin for the quarter by reversing the impact of the fair value inventory adjustment.

Research and development (“R&D”) decreased by 42% or $320,105 from $767,124 in Q3 2015 to $447,019 in Q3 2016. Q3 2016 R&D includes $140,000 of R&D from the recently acquired DenseLight subsidiary as compared to nil in 2015, the Company continues to benefit from its outsourced R&D model in managing costs. In addition, the Company experienced some issues with importing and exporting its wafers, which resulted in a slower development process in Q3. These issues have subsequently been resolved but required the Company to expend resources on professional services. The Company also dedicated additional resources to expanding the portfolio of DenseLight products.

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Professional fees in Q3 2016 increased by $96,831 from $110,389 in Q3 2015 to $207,220. The Company incurred professional expenses beyond those of Q3 2015 in (1) resolving certain actions relating to its ability to import and export its wafers to and from its suppliers, (2) responding to requests posed by certain regulatory agencies and (3) acquisition closing costs related to the Q2 2016 DenseLight and BB Photonics transactions that were not fully captured in that quarter. There were no unusual events in Q3 2015 that required substantial professional services.

Wages and benefits increased by 915% or $387,821 from $423,214 in Q3 2015 to $811,035 in Q3 2016. The Company experienced some savings in corporate wages and benefits, however, these savings were offset by the inclusion of wages and benefits of DenseLight in Q3 2016 with no comparable DenseLight salaries in Q3 2015 (pre-acquisition period).

General expenses and rent increased in Q3 2016 as compared to Q3 2015 by $87,726. The expense was $285,802 in Q3 2015 and $373,528 in Q3 2016. The increased expense is a result of the inclusion of general expenses and rent of DenseLight in Q3 2016 with no comparable DenseLight general expenses and rent in Q3 2015.

In Q3 2016, management and consulting fees increased by $70,049over Q3 2015, the increase was as a result of $75,000 of fees paid to a director in the normal course of business for strategic, technology, integration and general business consulting services.

Non-cash stock-based compensation decreased by $601,781 from $1,621,751 in Q3 2015 to $1,019,970 in Q3 2016. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2016 Plan which grants discretion to the Board of Directors.

Depreciation and amortization increased by $468,398 from Q3 2015 to Q3 2016. The expense in Q3 2015 was $82,022 as compared to $550,420 in Q3 2016. The increase included $440,317 relating to the fair value increase in property and equipment resulting from the acquisition of DenseLight and BB Photonics.

The purchase and sale agreement relating to the purchase of DenseLight provided for an additional $1,000,000 worth of shares to be issued to the sellers should gross revenue from DenseLight exceed certain targets for 2016. The fair value of this contingent consideration was determined to be $283,130. The Company estimates that DenseLight will not exceed the established revenue targets for 2016 and has therefore reclassified the contingent consideration to earnings.

Explanation of Results for the Nine Months Ended September 30, 2016

The loss before taxes for the nine months ended September 30, 2016 (the “2016 9-month period”) increased from $8,432,973 in the nine months ended September 30, 2015 (the “2015 9-month period”) to $9,354,595 or $921,622. The 2016 9-month period’s loss includes $1,235,081 loss from DenseLight and $99,716 loss from BB Photonics. Significant changes period over period were as follows:

Sales

The Company reported sales of $1,438,286 during the 2016 9-month period wholly attributable to the newly acquired DenseLight subsidiary. No sales were reported in the 2015 9-month period. Gross margin during the period was 40%. Due to the accounting rules relating to acquisitions, gross margin is lower than what would have been reported without related adjustments required under the rules. Finished goods inventory is carried at fair value on the date of acquisition, finished goods inventory was written up by $84,654, this resulted in increased cost of sales and lower gross margin on inventory sold from the acquisition date to the period end. Gross margin will continue to be affected by the write up until the related finished goods inventory have been sold. Adjusted gross margin for the period was 44%. Adjusted gross margin normalizes gross margin for the period by reversing the impact of the fair value inventory adjustment.

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Research and Development

R&D expense during the 2016 9-month period decreased by $632,371 from the 2015 9-month period. R&D expense was $2,047,458 in 2015 and $1,415,087 in 2016. Reasons for the Company’s R&D expense variance for the 2016 9-month period includes $140,000 of DenseLight R&D, as well as the Company’s decision to outsource a significant portion of its R&D. Synergies in technology development and operations resulted in reduced R&D expenses. Additionally, the Company experienced some issues with importing and exporting its wafers which resulted in slower development process in the third quarter. These issues have subsequently been resolved but the Company was required to expend resources on professional services. The Company also dedicated additional resources to expanding the portfolio of DenseLight products.

Wages and Benefits

Wages and benefits had the most significant increase from the 2015 to 2016 9-month period. The expense increased by 179% from $891,194 in 2015 to $2,487,091 in 2016. The drivers behind this increase were; inclusion of wages and benefits of DenseLight from May 12, 2016 to September 30, 2016 with no comparable DenseLight salaries expensed in 2015, and accrued but unpaid retention bonus to the COO and executive retention bonus to CEO included in the original employment agreement due and payable in mid June 2016, the one year anniversary of the commencement of respective employment. The total bonus payable of $550,000 was voluntarily deferred by both executives to a future date.

General Expenses and Rent

General expenses and rent increased by $160,310 from $891,206 in the 2015 9-month period to $1,051,516 in the 2016 9-month period. During 2016, the Company acquired DenseLight and BB Photonics. The Company incurred acquisition costs related to the acquisition which included extra travel, freight to ship equipment to Singapore and regulatory transaction costs. Additionally, the 2016 expense includes $315,965 of general expenses of DenseLight from May 12, 2016 to September 30, 2016. These increases in 2016 were offset by higher than normal 2015 expenses related investor relations and promotion.

Stock-based Compensation

Non-cash stock-based compensation decreased by $159,396 from $3,326,407 in the 2015 9-month period to $3,167,011 in the 2016 9-month period. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2016 Plan which grants discretion to the Board of Directors.

Management and Consulting Fees

The increase of $50,941 in management and consulting fees from the 2015 9-month period to the 2016 9-month period included $75,000 of fees paid to a director in the normal course of business for strategic, technology, integration and general business consulting services.

Depreciation and Amortization

The expense in the 2015 9-month period was $236,337 as compared to $878,222 in the 2016 9-month period. The increase of $641,885 included $582,953 of depreciation relating to the new property and equipment resulting from the acquisition of DenseLight and BB Photonics of $8,706,029.

Change in fair values

The purchase and sale agreement relating to the purchase of DenseLight provided for an additional $1,000,000 worth of shares to be issued to the sellers should gross revenue from DenseLight exceed certain targets for 2016. The fair value of this contingent consideration was determined to be $283,130. The Company estimates that DenseLight will not exceed the established revenue targets for 2016 and has therefore reclassified the contingent consideration to earnings.

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Explanation of Material Variations by Quarter for the Last Eight Quarters

Q3 2016 compared to Q2 2016

Sales in Q3 2016 were wholly related to the sales of products and services of DenseLight. The Company continues to increase its sales as projected quarter over quarter. Sales increased by $284,804 over Q2 2016. The increase in sales also resulted in increased gross margin from 29% in Q2 2016 to 47% in Q3 2016. The increase in gross margin is a logical consequence of absorption of fixed costs over increased revenue.

Q3 2016 was the first full quarter since the acquisition of DenseLight and BB Photonics. Depreciation increased by $310,462 over Q2 2016 from $239,958 to $550,420 due primarily to the property and equipment acquired through the acquisition of DenseLight and BB Photonics. The Company also acquired additional property and equipment during Q3 2016. Depreciation on the new property and equipment also contributed to the increase over Q2 2016.Professional fees decreased by $65,067 from Q2 2016 to Q3 2016. Professional fees in Q2 2016 included the cost of acquiring both DenseLight and BB Photonics. Professional fees in Q3 2016 were also unusually high due to professional fees incurred in dealing with import and export issues and responding to regulatory inquiries.

Wages and benefits decreased by $381,852 from Q2 2016 to Q3 2016. The expense in Q3 2016 reflects the wages that are anticipated on a quarterly basis inclusive of a full quarter operating wages of DenseLight which was acquired on May 11, 2016, which was mid-way of Q2. Q2 2016 wages and benefits included the accrued but unpaid one time executive retention bonuses totaling $550,000 to the CEO and COO that was payable in mid-June 2016 at the one year anniversary date of commencement of the respective employment terms, the amount was voluntarily deferred by them to a future date.

Management and consulting fees in Q3 2016 increased by $57,951 over Q2 2016. The Q3 2016 expense included $75,000 of fees paid to a director in the normal course of business for strategic, technology, integration and general business consulting services.

General expenses and rent in Q3 2016 is lower than Q2 2016 by $43,696. Although Q3 2016 includes a full quarter of operating costs of DenseLight, the Q2 2016 expense included all the ancillary costs relating to the acquisitions of both DenseLight and BB Photonics.

Non-cash stock-based compensation increased by $131,980 from $887,890 in Q2 2016 to $1,019,970 in Q3 2016. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2016 Plan which grants discretion to the Board of Directors.

Q2 2016 compared to Q1 2016

The Company had no sales in Q1 2016. The sales are wholly related to DenseLight which was acquired on May 11, 2016.

Depreciation and amortization in Q2 2016 was $239,958 as compared to $87,844 in Q1 2016. The increase of $152,114 over Q1 2016 included $149,723 of depreciation relating to new property and equipment resulting from the acquisition of DenseLight and BB Photonics of $8,706,029.

Professional fees increased by $132,087 from Q1 2016 to Q2 2016. The acquisition of DenseLight and BB Photonics contributed to the substantial increase from Q1 2016 to Q2 2016. The Company required the services of various professional consultants including solicitors, accountants and appraisers to complete the acquisition of both companies.

Wages and benefits had a substantial increase of $709,718 from Q1 2016 to Q2 2016. The increase was a result of accrued but unpaid executive retention bonuses totaling $550,000 to the CEO and COO that was payable in mid-June 2016, the amount was voluntarily deferred by them to a future date, as well as the inclusion of DenseLight and its wages and benefits of $261,721 for the period from May 11, 2016, acquisition date to the quarter end.

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General expenses and rent increased by $156,460 or 60% from Q1 2016 to Q2 2016. DenseLight contributed $74,000 to the increase during the period. The difference resulted from additional costs incurred relating to the acquisition of DenseLight and BB Photonics.

Non-cash stock-based compensation decreased by $371,061 from $1,259,051 in Q1 2016 to $887,990 in Q2 2016. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2015 Plan which grants discretion to the Board of Directors.

Q1 2016 compared to Q4 2015

R&D decreased by $402,149 from Q4 2015 to Q1 2016. In Q4 2015, the Company committed to transition to an increased outsourcing model. During Q4 2015, the Company incurred additional upfront costs associated with establishing new foundry and technology development relationships to expedite technology development.

Professional fees decreased by $84,918 from $225,118 in Q4 2015 to $140,200 in Q1 2016. In Q4 2015, the Company paid additional legal fees associated with the expansion of the Company’s patent portfolio coverage in a number of foreign jurisdictions. The Company also spent additional fees on professional services involved in testing the efficiency of the Company’s internal controls as required by the Sarbanes Oxley Act of 2002.

In Q1 2016, the Company paid a $25,000 performance bonus to the COO. In addition to this payment the differential increase of $43,312 in wages and benefits over Q4 2015 was partially due to marginal increase in salaries and higher director fees paid in Q1 2016 than Q4 2015. Cumulative increase in wages and benefits over Q4 2015 was $68,312.

General expenses decreased by $92,635 from Q4 2015 to Q1 2016 due primarily to the costs of closing the UConn lab facilities in Q4 2015 and the investor relations and travel costs associated with the Company’s road show in November 2015 to generate interest in the Company and its technology.

In Q1 2016, non-cash stock-based compensation decreased by $232,662 from Q4 2015. This is a result of the timing of stock based compensation expense relative to the vesting date of the historical granted stock options. The valuation of stock options is driven by a number of factors including the quantity of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest.

Q4 2015 compared to Q3 2015

In Q4 2015, professional fees increased by $114,729 over Q3 2015 due to the legal fees incurred relating to the expanded coverage of the Company’s patent portfolio and additional fees related to testing the effectiveness of the Company’s internal controls as required by the Sarbanes Oxley Act.

General and administrative increased by $67,597 in Q4 2015 as compared to Q3 2015 due to the increase in investor relations and travel during the quarter. Additionally, the Company incurred moving and travel costs associated with the closure of the Uconn facilities.

In Q4 2015, the costs associated with new established foundry and technology development relationships to expedite the technology development were incurred. The Company incurred costs of $449,200 relating to these new parties on the expedited technology work being done as compared to $290,215 in Q3 2015, which accounts for the majority of the $165,494 increase.

In Q4 2015, non-cash stock-based compensation decreased by $130,038 from Q3 2015. This is a result of the timing of stock based compensation expense relative to the vesting date of the historical granted stock options. The valuation of stock options is driven by a number of factors including the quantity of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest.

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Q3 2015 compared to Q2 2015

In Q3 2015, professional fees decreased by $243,503 from Q2 2015. The Company successfully recruited two executive officers (CEO and COO). The Company paid $200,000 in recruitment fees related to their employment in Q2 2015. Both executives were appointed in June 2015. No recruitment fees were paid in Q3 2015.

Wages and benefits increased by $154,199 due to the addition of the new CEO and COO. Wages and benefits will be higher over the short term as the transition of responsibilities continues from the former interim CEO to the new CEO as both salaries are incurred by the company in the transition period.

Non-cash stock-based compensation in Q3 2015 was $510,993 higher than the expense in Q2 2015. The increase was impacted by timing of the expense related to the 10,430,000 stock options granted throughout calendar 2015. The Company granted 7,857,000 stock options to new executives (CEO and COO). The valuation of stock options is driven by a number of factors including the quantity of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest.

Q2 2015 compared to Q1 2015

In Q2 2015, professional fees increased by $231,176 over Q1 2015. The Company successfully recruited two high profile executive officers (CEO and COO). The Company paid $200,000 in recruitment fees in Q2 related to the two executive officers’ employment. Both executives were appointed in June 2015.

In Q2 2015, the Company increased its R&D efforts. Additional consultants were engaged by the Company. The $151,130 increase in R&D, is partially comprised of an additional $60,000 in consulting fees during Q2 in excess of Q1. The remaining increase was a result of the expanded scope of foundry services to the Company.

General and administrative in Q2 2015 was $241,088 as compared to $364,316 in Q1 2015, a decrease of $123,228. In Q1 2015, the Company increased its investor relations, travel and promotion. The Company implemented a promotion program for POET. Additionally, there were increases in maintenance and repair costs, resulting from the improper installation of new equipment by a third party and the purchasing of $15,000 of specialized software required to optimize the optical elements of the POET process.

Non-cash stock-based compensation in Q2 2015 was $516,860 in excess of the expense in Q1 2015. The increase was impacted by 9,930,000 stock options granted in Q2 as compared to 500,000 granted in Q1 2015. The Company granted 7,857,000 stock options to new executives (CEO and COO) in Q2 2015. The valuation of stock options is driven by a number of factors including the quantity of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest.

Q1 2015 compared to Q4 2014

In Q1 2015, research and development expenses increased by $107,132 over Q4 2014 due to the addition of a Program Manager in Q1 2015 along with substantial overtime incurred during the quarter in connection with the rectification of improper installation of new equipment as previously discussed. The issues relating to the improper installation were rectified in Q1 2015.

Wages and benefits in Q1 2015 were $198,965 compared to $578,071 in Q4 2014. Q4 2014 included $230,000 paid in bonuses and $165,000 paid in directors’ fees. No bonuses were paid in Q1 2015 and director fees consisted of $39,981 in Q1 2015. The director fees in Q4 2014 included an expense for two quarters (Q3 2014 payment and Q4 2014 accrual).

In Q1 2015, non-cash stock-based compensation decreased by $450,432 from Q4 2014. This is a result of the timing of stock based compensation expense relative to the vesting date of the historical granted stock options. The valuation of stock options is driven by a number of factors including the quantity of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest.

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In Q1 2015, general and administrative increased by $159,459 over Q4 2014 due to increased investor relations, travel and promotion in this period. The Company implemented a promotion program for POET which was expensed solely in Q1. Additionally, increases were incurred in maintenance and repair costs, resulting from the installation of new equipment by a third party and the leasing of specialized software required to optimize the optical elements of the POET process.

Segment Disclosure

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for military and commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company's operations is below:

ODIS Inc. (“ODIS”)

Odis is the developer of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

BB Photonics

BB Photonics develops photonic integrated components for the datacenter market utilizing embedded dielectric technology that is intended to enable on-chip athermal wavelength control and lower the total solution cost of datacenter photonic integrated circuits.

DenseLight

DenseLight designs, manufactures, and delivers photonic optical light source products and solutions to the communications, medical, instrumentations, industrial, defense, and security industries. DenseLight processes compound semiconductor-based optoelectronic devices and photonic integrated circuits through its in-house wafer fabrication and assembly & test facilities.

The Company operates geographically in the United States, Canada and Singapore. Geographical information is as follows:

	2016

As of September 30,	Singapore	US	Canada	Consolidated

Current assets	$2,638,572	$3,702,620	$5,706,457	$12,047,649
Property and equipment	9,654,106	120,524	2,802	9,777,432
Patents and licenses	-	432,128	-	432,128
Goodwill and intangibles assets	8,327,201	-	-	8,327,201

Total Assets	$20,619,879	$4,255,272	$5,709,259	$30,584,410

Nine Months Ended September 30,	Singapore	US	Canada	Consolidated

Sales	$1,438,286	$-	$-	$1,438,286
Cost of sales	863,591	-	-	863,591
Selling, marketing and
administration	1,809,776	5,691,434	898,045	8,399,255
Research and development	140,000	1,639,937	-	1,779,937
Impairment loss	-	63,522	-	63,522
Loss on disposal of property
and equipment	-	-	16,931	16,931
Investment income	-	-	(47,225)	(47,225)

Net Loss from Operations	$1,375,081	$7,394,893	$867,751	$9,637,725

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	2015

As of December 31,	Singapore	US	Canada	Consolidated

Current assets	$-	$3,055,947	$11,504,972	$14,560,919
Property and equipment	-	924,443	22,664	947,107
Patents and licenses	-	426,813	-	426,813

Total Assets	$-	$4,407,203	$11,527,636	$15,934,839

For the nine months ended September 30,	Singapore	US	Canada	Consolidated

General and administration	$-	$2,119,313	$3,850,976	$5,970,289
Research and development	-	2,518,927	-	2,518,927
Other income	-	-	(56,243)	(56,243)

Net Loss from Operations	$-	$4,638,240	$3,794,733	$8,432,973

Note: Certain prior period amounts have been reclassified to conform with the current year's presentation.

Liquidity and Capital Resources

The Company had working capital of $10,227,924 on September 30, 2016 as compared to $14,045,498 on December 31, 2015.

During the nine month period ended September 30, 2016, the Company raised $3,549,438 from the exercise of stock options and warrants to assist with its liquidity. The cash flow expended on operations for the period was $5,512,039, which included funding the loss of DenseLight from acquisition date of May 11, 2016 along with one-time cash outflows relating to the acquisitions during the period.

The Company’s balance sheet as at September 30, 2016 reflects assets with a book value of $30,584,410 (2015 - $15,934,839) of which 39% (2015 - 91%) or $12,047,649 (2015 - $14,560,919) is current and consists primarily of cash totaling $9,699,889 (2015 - $14,409,996).

To improve the Company’s liquidity and support its future operations and technical development, subsequent to September 30, 2016 the Company completed a Short Form Base Shelf and Supplemental Prospectus offering of 34,800,000 units at a price of $0.269 (CAD$0.36) per unit for gross proceeds of $9,349,254 (CAD$12,528,000). Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.388 (CAD$0.52) per share for a period of five years. The agents received cash commissions in the aggregate of $654,447 (CAD$876,960). Additional issue costs approximated $373,134 (CAD$500,000). The Company’s current cash position will enable further development of the POET semiconductor process, increase the POET intellectual property portfolio to enable us to exploit the POET technology through potential licenses and collaborative arrangements and funding DenseLight’s operations.

Acquisitions

DenseLight

On May 11, 2016, the Company acquired all the issued and outstanding shares of DenseLight, a designer, manufacturer and provider of photonic sensing and optical light source products for consideration of $10,500,000. The all stock purchase was accomplished with the issuance of 13,611,150 common share of the Company at a price of $0.7714 per share. The Company also committed to issuing shares representing $1,000,000 to the sellers in the event that DenseLight meets or exceeds a pre-determined revenue target during calendar 2016.

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This acquisition provides the Company with direct and preferred access to a fab infrastructure for future product development, access to product sales and channel distribution networks and a broader product portfolio of photonic products, technology and know-how.

Upon closing the acquisition, the Company negotiated a settlement agreement relating to obligations that were due to past or current employees of DenseLight. As part of the settlement agreement, the Company issued 1,738,236 common shares at a price of $0.7714 per share for a total of $1,343,629. The Company also paid $240,266 to current and past employees as part of the debt settlement. Accounts payable and accrued liabilities include $184,570 still due to past and current employees that will be paid over the next 6 months.

The Company also settled a loan of $500,000 owing to EDB Investments Pte. Ltd., an investor in DenseLight, with the issuance of 648,150 shares at a price of 0.771 per share.

Former management shareholders of DenseLight agreed not to sell, transfer, pledge or otherwise dispose of the shares of the Company for a period of six months, at which time they may each sell up to 25% of their shares. They may sell an additional 25% of the shares after twelve months. Thereafter, all management shareholders shall be able to sell the remaining shares after 24 months from closing. Former non-management shareholders of DenseLight agreed not to sell, transfer, pledge or otherwise dispose of the shares they received for six months, at which time such they may sell up to 25% of the shares received. Thereafter, they may sell the remaining shares after 12 months from closing.

On acquisition, DenseLight held accounts receivable and unbilled revenue in the amount of $368,910 which reflected their fair value. The Company does not expect that there will be any contractual cash flows that may not be realized. The billed receivables at closing have been subsequently collected.

The acquisition has been accounted for using the acquisition method of accounting. Acquisition related costs of $197,284 were expensed in the period and included in selling, marketing and administrative expenses.

A final assessment of the fair value of identifiable assets and liabilities acquired has not yet been completed. A provisional assessment of the purchase price allocation on the date of acquisition has been determined as follows:

Fair value of consideration paid

Fair value of 13,611,150 shares issued	$10,500,000
Contingent consideration payable	283,130

Total consideration	$10,783,130

Recognised amounts of identifiable net assets:

Cash	$2,971
Accounts receivables and unbilled revenue	368,910
Prepaid and other current assets	293,386
Inventory	319,257
Property and equipment	8,635,650
Customer relationships	186,131
Unallocated intangibles and goodwill	6,409,321
Trade payables	(2,928,335)
Loans and advances	(1,000,000)
Deferred tax liability	(1,504,161)

Net assets acquired	$10,783,130

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Loans and advances include $500,000 that was advanced to DenseLight by the Company prior to its acquisition. This advance was used by DenseLight to cover the expenses required for the development under the Development Services Agreement between DenseLight and the Company, based on the special pricing negotiated between the parties.

The purchase and sale agreement provides for an additional $1,000,000 worth of shares to be issued to the sellers should gross revenue from DenseLight exceed certain targets for 2016. The fair value of this contingent consideration payable is determined by estimating the probability of the Company making that future payment and then discounting it to present value using a discount rate of 9% being the estimated cost of debt for the Company. At September 30, 2016, the Company estimates that the DenseLight will not exceed the established revenue targets for 2016. The contingent consideration payable has therefore been reclassified to earnings. A final assessment of the purchase price may yield a different valuation.

From the date of acquisition, DenseLight contributed $1,438,286 to consolidated revenues and $1,235,801 to consolidated net loss. Had the acquisition occurred on January 1, 2016, the Company estimates that DenseLight's contribution to consolidated revenue would have been $1,899,427 and would have contributed net loss of $558,817. In determining these amounts, the Company assumed that the preliminary fair value adjustments that arose on the acquisition date would have been the same had the acquisition occurred on January 1, 2016.

BB Photonics

On June 22, 2016, the Company acquired all the issued and outstanding shares of BB Photonics, a designer of integrated photonic solutions for the data communications market for consideration of $1,550,000. The all stock purchase was accomplished with the issuance of 1,996,090 common share of the Company at a price of $0.777 per share.

The acquisition of BB Photonics provides the Company with additional differentiated intellectual property and know-how for product development which will enable the Company to better service its first identified commercialization market, the end-to-end data communications market, and augment its sensing roadmap.

The acquisition has been accounted for using the acquisition method of accounting. Acquisition related costs of $59,930 were expensed in the period and included in selling, marketing and administrative expenses.

A final assessment of the fair value of identifiable assets and liabilities acquired has not yet been completed. A provisional assessment of the purchase price allocation has been determined as follows:

Fair value of consideration paid

Fair value of 1,996,090 shares issued	$1,550,000

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Recognised amounts of identifiable net assets:

Cash	$15,820
Property and equipment	70,379
Unallocated intangibles and goodwill	1,471,719
Trade payables	(7,918)

Net assets acquired	$1,550,000

From the date of acquisition, BB Photonics contributed nil to consolidated revenues and $99,716 to consolidated net loss. Had the acquisition occurred on January 1, 2016, the Company estimates that BB Photonics' contribution to consolidated revenue would have been nil and it would have contributed net loss of $190,727. In determining these amounts, the Company assumed that the preliminary fair value adjustments that arose on the acquisition date would have been the same had the acquisition occurred on January 1, 2016.

Related Party Transactions

Compensation to key management personnel were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Salaries	$367,500	$418,378	$1,800,698	$1,219,401
Share-based payments (1)	679,313	1,084,701	2,363,618	1,915,065

Total	$1,046,813	$1,503,079	$4,164,316	$3,134,466

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

The Company paid or accrued $28,338 and $85,016 in fees and disbursements for the three and nine months ended September 30, 2016 (2015 - $29,797 and $76,545) to a law firm, of which a director is counsel, for legal services rendered to the Company.

The Company paid or accrued $75,000 in consulting fees for the three and nine months ended September 30, 2016 to a director for strategic, technology, integration and general business consulting services.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

Other Event

As part of the closing of the DenseLight acquisition on July 11, 2016, certain of the sellers agreed to escrow 20% of the POET shares issued as consideration to satisfy any claims or liabilities that may arise relating to breaches of representations and warranties set forth in the share purchase agreement. Subsequent to the end of the period, in connection with the Share Purchase Agreement relating to DenseLight, the Company determined that a claim should be made against the shares held in escrow related to certain warranties given by the Sellers. The number of escrowed shares which may be affected was 2,722,230, which had a value of US$2,100,000 at the time of the acquisition. The Company is in the process of documenting the claims and determining the effect on the value of the transaction.

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Critical Accounting Estimates

Accounts receivable

Accounts receivable are amounts due from customers from the sale of products or services in the ordinary course of business. Accounts receivables are classified as current (on the consolidated statements of financial position) if payment is due within one year of the reporting period date, and are initially recognized at fair value and subsequently measured at amortized cost.

The provision policy for doubtful accounts of the Company is based on the ageing analysis and management's ongoing evaluation of the recoverability of the outstanding receivables. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the assessment of the creditworthiness and the past collection history of each customer. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As at the balance sheet date, no provision was required for accounts receivable.

Inventories

Inventories consist of raw material inventories, work in process, and finished goods and are recorded at the lower of cost and net realizable value. Cost is determined on a first in first out basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventory to its present condition.

An assessment is made of the net realizable value of inventory at each reporting period. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of any write down previously recorded is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. Raw materials are not written down unless the goods in which they are incorporated are expected to be sold for less than cost, in which case, they are written down by reference to replacement cost of the raw materials, as this is the best indicator of net realizable value.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 5 years

Contingent consideration

The Company may pay future consideration related to acquisitions based upon performance measures contractually agreed at the time of purchase. Management estimates the future consideration payable based on underlying contract terms, and best estimates of the future performance of the acquiree. Depending on the future performance of the acquiree, management estimates of the amounts payable for future consideration related to acquisitions may materially differ from the consideration ultimately paid.

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight-line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

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Intangible assets

Internally generated intangible assets are recorded at cost and will be amortized on a straight-line basis based on the best estimate of the useful life of the asset developed from the point at which the asset is ready for use. Internally generated intangible assets are tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable. Externally acquired intangible assets are amortized on a straight-line basis over 5 years. Externally generated intangible assets are tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable

Stock-based Compensation

Stock options and warrants awarded to non-employees are accounted for using the fair value of the instrument awarded or service provided, whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Other stock-based payments

The Company accounts for other stock-based payments based on the fair value of the equity instruments issued or service provided, whichever is more reliable.

Cumulative Translation Adjustment

IFRS requires certain gains and losses such as certain exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation to be included in comprehensive income.

Recent Accounting Pronouncements

The Company has considered all recently issued accounting pronouncements and does not believe the adopting of such pronouncements will have a material impact on its consolidated financial statements. Please see note 3 of the financial statements for additional information.

Financial Instruments and Risk Management

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, non current assets held for sale, accounts payable and accrued liabilities and contingent consideration payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The contingent consideration payable related to acquisitions is a financial instrument carried at fair value and is measured at fair value through profit or loss. The contingent consideration payable arose on the acquisition of DenseLight. The purchase and sale agreement provides for an additional $1,000,000 worth of shares to be issued to the sellers should gross revenue from DenseLight exceed certain targets for 2016.

The fair value of the contingent consideration payable is determined by estimating the probability of the Company making that future payment and then discounting it to present value using a discount rate of 9% being the estimated cost of debt for the Company. At September 30, 2016, the Company estimates that the DenseLight will not exceed the established revenue targets for 2016. The contingent consideration payable has therefore been reclassified to earnings. A final assessment of the purchase price may yield a different valuation.

Exchange Rate Risk

The Company is exposed to foreign currency risk with the Canadian dollar and Singapore dollar. The Company maintains bank accounts and cash reserves in three currencies with the majority of reserves currently in Canadian dollars which has exposure to currency fluctuations. Most of the Company’s operations are transacted in US dollars and Singapore Dollars. A 10% change in the Canadian dollar and Singapore dollar would increase or decrease other comprehensive loss by $746,347.

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Interest Rate Risk

Cash equivalents bear interest at fixed rates, and as such, are subject to interest rate risk resulting from changes in fair value from market fluctuations in interest rates. The Company does not depend on interest from its investments to fund its operations.

Credit Risk

The Company is exposed to credit risk associated with its accounts receivable. The Company has accounts receivable from both governmental and non-governmental agencies. Credit risk is minimized substantially by ensuring the credit worthiness of the entities with which it carries on business. Credit terms are provided on a case by case basis. The Company has not experienced any significant instances of non-payment from its customers.

The Company's accounts receivable aging was as follows:

	September 30,	December 31,
	2016	2015

Current	$280,940	$-
31 - 60 days	82,830	-
61 - 90 days	21,106	-
> 90 days	215,519	-

Unbilled receivables	293,565	-

The Company has accounts receivable from one governmental agency representing 55% of total accounts receivable, 60% of which is unbilled at September 30, 2016. The billed portion is greater than 90 days old but was collected subsequent to September 30, 2016.

World Economic Risk

Like many other companies, the world economic climate could have an impact on the Company's business and the business of many of its current and prospective customers. A slump in demand for electronic-based devices, due to a world economic crisis, may impact any anticipated licensing revenue.

Obsolescence Risk

The Company designs, manufactures and sells various highly technological electronic products that could become obsolete should lower priced competitors or new technology enter the market. This would expose the company to obsolescence risk in inventory balances, but also a risk of obsolescence in the product offering. The redesign of the product offering could take significant time or could never occur.

Liquidity Risk

The Company predominately relies on equity funding for liquidity to meet current and foreseeable financial requirements. A successful equity raise was undertaken subsequent to this period.

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Strategy and Outlook

There are a number of projects planned for the remainder of 2016 and 2017 which the Company expects will address the short-term and long-term growth plans of the Company including, but not limited to the following:

•	Continue to expand and develop the POET technology platform.
•	Expand the POET executive team, through an ongoing executive recruiting program while retaining top quality staff.
•	Continue to develop and expand the IP patent portfolio.
•	Grow DenseLight product sales and add innovative new products incorporating both POET and BB Photonics technology.
•	Initiate product development activities related to the POET optical engine, focusing on active optical cable applications.

Outstanding Share Data

Common Shares

As of September 30, 2016 and November 28, 2016, there were respectively, 224,288,853 and 259,333,852 outstanding common shares of the Company.

Stock Options and Warrants

As of September 30, 2016 and November 28, 2016, there were respectively, nil and 34,800,000 warrants outstanding to purchase common shares at an exercise price of nil and $0.38 (CA$0.52).

Total stock options outstanding as at September 30, 2016 and November 28, 2016 were 23,325,500 and 23,080,500 priced between $0.23 (CA$0.23) and $1.64 (CA$1.99) per common share.

Additional detailed share data information is available the Company’s Notes to Consolidated Financial Statement.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Key Business Risks and Uncertainties

Dependence Upon Key Personnel – The Company depends on its senior management and technical staff. If the Company is unable to attract and retain key personnel, it may have a material adverse effect on the Company. In an effort to manage this risk, the Company is establishing a competitive compensation grid for all staff that includes certain benefits and stock options. The Company has engaged consultants to benchmarking its rates of pay to similar companies and the compensation package that would normally be offered to senior individuals within the industry. This benchmarking is an ongoing and continuous process.

Technology Development – Delays in either technology development or the transition to large scale application of the technology may cause a material adverse effect to the Company. Technology development in the Company follows a strict path of concept, research, business analysis, design, beta testing and technical implementation. These milestones are reviewed regularly with the head of technology development to ensure timely completion of the technological milestones.

Financial Liquidity –The Company has not earned profits, so its ability to finance operations is chiefly dependent on equity financings. While the Company has been successful in raising equity financing in the past to support the POET initiative, there are no assurances that the Company will be able to continue to raise further equity financing on favorable terms or at all.

Ability to Reach Profitability – The Company has no history of profitability and may not be able to monetize POET.

Market Acceptance of New Products – The Company’s POET technology is a new technology which currently does not have an installed base and may not be embraced for use by the semiconductor industry. Branding is a key to creating market acceptance. There is no assurance that these risks can be mitigated through public announcements, demonstrations and advertisements about the competitive advantage of the Company’s high efficiency technology.

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Technology Changes – The Company's technology is highly reliant upon staying ahead of technological changes, particularly in other competing semiconductor processes. If the Company cannot keep pace, it may have a material adverse effect on the Company. Retaining qualified engineers and scientists has been identified as a key success driver for the Company. Qualified personnel will continue to ensure that the Company is not only keeping in touch with technological developments but is also implementing these new developments as appropriate.

Major Competitors – The Company may face several competitors before or after it brings its technology to market which could result in the lack of acceptance thereby having a material adverse effect on the Company. Through research and competitive data, the Company feels that these markets are ready for a new entrant especially with the potential efficiency of the POET technology. Staying ahead of the curve with R&D, and consistency in process development and technology transfer will be key to developing, keeping and maintaining industry share. We also operate in an industry that is characterized by global competition and fluctuations in demand. The Company’s operating performance could be adversely affected should there be a downturn in semiconductor industry or demand for sensing products. Some of the Company’s competitors have longer operating histories, greater name recognition, larger customer bases, manufacturing facilities in countries with lower production costs and greater financial, technical and marketing resources than the Company. These resources may allow the Company’s competitors to respond more quickly to new or emerging technologies and to changes in customer requirements.

In order to maintain market share, competitors may engage in price cutting strategies which would place negative pressure on the Company to remain competitive by also reducing its prices and gross margins. Low prices could signal a low perceived value of the Company’s products. Extended periods of low prices may also be difficult to recover from as increasing prices back to normal levels may not be accepted by the market.

Demand for our products may be adversely affected by changes in consumer preferences or if we are unable to innovate or market our products effectively - We are operating in highly competitive markets and rely on continued demand for our products. To generate revenues and profits, we must sell products that appeal to our customers and to consumers. Any significant changes in customer preferences or any inability on our part to anticipate or react to such changes could result in reduced demand for our products and erosion of our competitive and financial position. Our success depends on our ability to respond to market trends.

Our continued success is also dependent on our product innovation, including maintaining a robust pipeline of new products, and the effectiveness of our marketing programs. Although we devote significant resources to meet this goal, there can be no assurance as to our continued ability either to develop and launch successful new products or variants of existing products, or to effectively execute marketing programs. In addition, both the launch and ongoing success of new products and marketing campaigns are inherently uncertain, especially as to their appeal to customers. Our failure to successfully launch new products could decrease demand for our existing products, as well as result in inventory write-offs and other costs.

Our operating results may be adversely affected by increased costs, disruption of supply or shortages of raw materials and other supplies - We use various raw materials and other supplies in our business. Some of these raw materials and supplies are available from a limited number of suppliers. We are exposed to the market risks arising from adverse changes in commodity prices, affecting the cost of our raw materials and energy. The raw materials and energy which we use for the production of our products are largely commodities that are subject to price volatility and fluctuations in availability caused by changes in global supply and demand, weather conditions or governmental controls. We purchase these materials and energy mainly in the open market. If commodity price changes result in unexpected increases in raw materials and energy costs, we may not be able to increase our prices to offset these increased costs without suffering reduced volume, revenue and operating income.

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Management of current and future mergers and acquisitions or divestitures - Integration of the Company’s completed acquisitions and any future acquisitions or start-ups involve a number of special risks, including the following: diversion of management’s attention from, and disruption of, the Company’s ongoing business; failure to successfully integrate the personnel, information systems, technology and operations of the acquired business; failure to maximize the potential financial and strategic benefits of the transaction; failure to realise the expected revenue or cost synergies from acquired businesses; possible impairment of relationships with employees and customers as a result of any integration of new businesses and management personnel; impairment of assets related to resulting intangibles and goodwill; reductions in future operating results from amortization of intangible assets; unanticipated adverse events, costs, circumstances, or legal liabilities associated with the transaction or the acquired business; rapid changes in technology in the markets in which the merged companies compete; and rapid changes in demand for the products and services of the merged companies. Moreover, mergers or acquisitions of technology companies are generally risky and often fail to deliver the return on investment that acquirers expect.

In addition, future acquisitions or start-ups are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions which are incorrect or inconsistent with the Company’s approach to accounting policies. If the Company is unable to integrate future acquisitions successfully, the Company’s business and results of operations could be adversely affected.

Intellectual property infringement - While the Company attempts to protect its intellectual property through confidentiality and nondisclosure agreements and other measures, intellectual property is difficult to protect and these measures may prove inadequate, particularly in countries without well-developed judicial systems and intellectual property laws. In addition, competitors may be able to learn or develop similar technology independently. Any failure or inability to protect the Company’s intellectual property, to continue to develop or enhance products, to obtain access to current technological developments may have a materially adverse effect on the Company’s business.

Legal proceedings - From time to time in the ordinary course of conducting its business, the Company may be threatened with, or may be named as a defendant in, various legal proceedings, including lawsuits based upon product liability, personal injury, breach of contract, lost profits or other consequential damage claims which could exceed the Company’s existing insurance coverage. A significant judgment against the Company, or the imposition of a significant fine or penalty, as a result of a finding that the Company failed to comply with laws or regulations, or being named as a defendant on multiple claims, could have a material adverse effect on the Company’s business, financial condition, liquidity and results of operations. The Company is subject to potential liabilities connected with its business operations including potential liabilities and expenses associated with product defects, performance, reliability or delivery delays. A major product liability claim could have a material adverse effect on the Company’s business, financial condition, liquidity and results of operations because of the size of any judgment awarded, the costs of defending against such claims, diversion of key employees’ time and attention from the business and potential damage to its reputation.

Administrative or Regulatory Proceedings – The Company interacts with, or is subject to various governmental or quasi-governmental bodies in various aspects of its business, including securities regulators, grant and incentive agencies, and issuers of licences and permits, competition regulators, and import and export regulators, and others. The Company may become the subject of any number of administrative or regulatory proceedings, including civil, criminal or quasi-criminal proceedings based on actual or perceived breach of laws, regulations or agreements related to such activities.

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Reliance on Suppliers - The Company relies on suppliers for the timely delivery of materials used in the manufacturing of its products. An increase in industry demand or a shortage of raw materials may increase the price of the raw materials the Company uses and may limit its ability to manufacture certain products. This may adversely impact the Company’s gross margins. In addition, if a raw material supplier fails to satisfy the Company’s product quality standards, this could harm the Company’s relationship with its customers.

Compliance with Environmental Laws

A failure by the Company to comply with environmental laws could adversely affect its business. The Company’s operations are regulated under a number of environmental and safety laws and regulations that govern, among other things, the discharge of hazardous and other materials into the air and water, as well as the handling, storage, labelling, and disposal of such material and the use of certain chemicals and gases. When violations of environmental laws occur, the Company can be held liable for damages, penalties and costs of investigation and remedial actions. Violations of environmental laws and regulations may occur in the future as a result of a failure to have necessary permits, human error, equipment failure or other causes. If the Company violates environmental laws, it may be held liable for damages and the costs of investigations and remedial actions and may be subject to fines and penalties, and revocation of permits necessary to conduct the Company’s business. Any permit revocations could require the Company to cease or limit production at its facilities, thus harming its business, results of operations and financial condition. Even if the Company ultimately prevails, environmental lawsuits against it could be time consuming and costly to defend. A failure by the Company to comply with applicable environmental laws and regulations could limit the Company’s ability to expand facilities or could require it to acquire costly equipment or to incur other significant expenses to comply with these laws and regulations.

In the future, environmental laws may become more stringent, imposing greater compliance costs and increasing risks and penalties associated with violations. Changes or restrictions on discharge limits, emissions levels, permitting requirements and material storage, handling or disposal might require a high level of unplanned capital investment, operating expenses or, depending on the severity of the impact of the foregoing factors, costly plant relocation. It is possible that environmental compliance costs and penalties from new or existing regulations may harm the Company’s business, results of operations and financial condition.

Product liability, quality and safety issues - The products that the Company manufactures are highly complex and sophisticated and may contain defects that are difficult to detect and correct. The products are subject to stringent certification or approval requirements, as well as detailed specifications listed in the individual contracts with customers. Product defects may be found after they are delivered to the customer. If discovered, the Company may not be able to correct them in a timely manner, or at all. The occurrence of defects and any failure in the Company’s products could negatively affect the Company’s reputation and result in the loss of customers. Correcting such defects could require significant capital investment. In addition, due to the nature of the Company’s business, it may be subject to liability claims from its employees or customers arising from accidents or disasters involving its products, or products for which it has provided services, including claims for serious personal injuries or death. The Company cannot be certain that its insurance coverage would be sufficient to cover one or more substantial claims of this nature. Furthermore, there can be no assurance that the Company would be able to obtain insurance coverage at acceptable levels and cost in the future.

Financial risk of customers and predicting customer demand - The financial stability of the Company’s customers will impact the Company’s operations. If the demand for the products of the Company’s customers decline, demand for the Company’s products will be similarly affected and its revenues, gross margins and operating performance will be adversely affected. The Company’s customers that purchase products or services from the Company are subject to their own business cycles. Some of these cycles show predictability from year to year. However, other cycles are unpredictable in commencement, depth and duration. A downturn, or any other event leading to additional excess capacity, could negatively impact the Company’s revenues, gross margins and operating performance. The Company cannot accurately predict the continued demand for its customers’ products and the demands of the Company’s customers for the Company’s products and services. As a result of this uncertainty, the Company’s past operating results, earnings and cash flows may not be indicative of the Company’s future operating results, earnings and cash flows

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Factory Interruptions - The Company has its manufacturing facility in Singapore. The temporary closure of this facility for a significant period of time could increase the Company’s costs of doing business and harm its ability to deliver manufacturing services on a timely basis and, consequently, could harm its operating results.

Import and Export Regulations – The Company has customers and suppliers that are not domiciled in Canada, the United States or Singapore. The world security landscape is constantly changing and this results in tighter import and export compliance requirements being imposed by many countries which may restrict access by the Company to sales and supplier opportunities. Should the local governments or governments of countries where customers or suppliers are domiciled make changes to its import and export regulations, these changes may impact the Company’s operations and resulting financial performance.

Risks associated with international operations - The Company has operations in Canada, the United States and Singapore and may pursue international growth opportunities in other countries. While the Company has experience conducting business outside of North America, it may not be aware of all the factors that may affect its business in foreign jurisdictions. The Company is therefore subject to a number of risks associated with international business activities that may increase liability and costs, lengthen sale cycles and require significant management attention. International operations carry certain risks and associated costs, such as:

·	the complexities and expense of administering a business abroad;
·	complications in compliance with and unexpected changes in foreign regulatory requirements;
·	foreign laws, international import and export legislation, including regulations regarding the transfer and exportation of intellectual property and technology;
·	trading and investment policies;
·	corruption or requests for improper payments, uncertain legal enforcement and physical security;
·	foreign currency fluctuations;
·	exchange controls; tariffs and other trade barriers;
·	difficulties in collecting accounts receivable;
·	potential adverse tax consequences;
·	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;
·	difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs;
·	local laws dealing with operating a business in a foreign jurisdiction and repatriation of profits or transfer payments; and
·	other factors, depending upon the jurisdiction involved.

The Company may experience these factors in the future and these factors may have a material adverse effect on the Company’s business, operating results and financial condition.

Please refer to the Company's Annual Information Forms filed on SEDAR for a detailed discussion of Risk and Uncertainties most recently filed on March 18, 2016.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com including the information contained in the Company's Annual Information Form filed on SEDAR on March 18, 2016.

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POET TECHNOLOGIES INC. Suite 1107, 120 Eglinton Ave. E 2550 Zanker Road Toronto, Ontario M4P 1E2 San Jose, CA 95131 USA Tel: 416-368-9411 - Fax: 416-322-5075 http://www.poet-technologies.com

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